Exhibit 99.1

NATIONAL ENERGY SERVICES REUNITED CORP.

777 Post Oak Blvd., Suite 730
Houston, Texas 77056

November 20, 2019

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2019 Annual General Meeting of National Energy Services Reunited Corp. The annual general meeting will be held at:

Place:	777 Post Oak Blvd., Suite 730, Houston, Texas 77056

Date:	December 12, 2019

Time:	8:00 am Houston time

The Notice of Annual General Meeting and Proxy Statement describes the business to be transacted at the annual general meeting and provides other information concerning National Energy Services Reunited Corp. The principal business to be transacted at the annual general meeting will be (a) the election or re-election of three directors for a term of two years and (b) to ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019. The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the ratification of the appointment of KPMG.

We know that many of our shareholders will be unable to attend the annual general meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual general meeting. Whether or not you plan to attend the annual general meeting, we hope that you will have your stock represented by voting online, by telephone, or by completing and returning a proxy card or voting instruction card as soon as possible. You may, of course, attend the annual general meeting and vote in person even if you have previously voted.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200 (toll-free) or banks and brokers can call collect at (203) 658-9400.

Sincerely,

SHERIF FODA
Chief Executive Officer

2019 ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING AND PROXY STATEMENT

NATIONAL ENERGY SERVICES REUNITED CORP.

NOTICE OF ANNUAL GENERAL MEETING

Time and Date	8:00 am Houston time December 12, 2019

Place	777 Post Oak Blvd., Suite 730, Houston, Texas 77056

Items of Business

(1) To elect or re-elect three directors to NESR’s Board of Directors for a term of two years.

(2) To ratify the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual general meeting at the time and on the date specified above or at any time and date to which the annual general meeting may be properly adjourned or postponed.

Record Date	The record date for the annual general meeting is November 4, 2019. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement of the annual general meeting.

Voting	Your vote is very important. Whether or not you plan to attend the annual general meeting, we encourage you to read the proxy statement and vote by submitting your proxy by internet, telephone or by mail as soon as possible. For specific instructions on how to vote your ordinary shares, please refer to the section entitled “Questions and Answers About the Proxy Materials and the Annual General Meeting” of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

SHERIF FODA
Chief Executive Officer

November 20, 2019

This notice of annual general meeting and proxy statement and form of proxy are being distributed on or about

November 20, 2019.

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QUESTIONS AND ANSWERS ABOUT
THE PROXY MATERIALS AND THE ANNUAL GENERAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of National Energy Services Reunited Corp., a business company incorporated in the British Virgin Islands (the Company, NESR or we), is providing these proxy materials to you in connection with NESR’s annual general meeting, which will take place on December 12, 2019. As a shareholder, you are invited to attend the annual general meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Our proxy materials are also available at www.cstproxy.com/nesr/2019.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual general meeting, the voting process, the compensation of directors and NESR’s most highly-paid executive officers, and certain other information about NESR.

Q:	How may I obtain NESR’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Our 2018 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2018 Annual Report on Form 20-F are available under “SEC Filings” under the “Financial Information” tab under the “Investor Relations” tab under the “Investors” section of our website at www.NESR.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2018 Annual Report on Form 20-F from:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

NESR will also furnish any exhibit to Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual general meeting?

A:	The items of business scheduled to be voted on at the annual general meeting are:

●	The election or re-election of three directors to NESR’s Board for a term of two years; and

●	Ratifying the appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your ordinary shares “FOR” each of the nominees to the Board and “FOR” the ratification of KPMG as the Company’s auditors.

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Q:	What shares can I vote?

A:	Each NESR ordinary share issued and outstanding as of the close of business on November 4, 2019, the record date for the annual general meeting, is entitled to be voted on all items being voted upon at the annual general meeting. The record date for the annual general meeting is the date used to determine both the number of ordinary shares that are entitled to be voted at the annual general meeting and the identity of the shareholders of record and beneficial owners of those shares who are entitled to vote those shares at the annual general meeting. On the record date for the annual general meeting, we had 87,147,089 ordinary shares issued and outstanding. You may vote all ordinary shares owned by you as of the record date for the annual general meeting, including (1) shares held directly in your name as the shareholder of record and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding ordinary shares as a shareholder of record and as a beneficial owner?

A:	Most NESR shareholders hold their ordinary shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between ordinary shares held of record and those owned beneficially.

Shareholder of Record

If your ordinary shares are registered directly in your name with NESR’s transfer agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by NESR. As the shareholder of record, you have the right to grant your voting proxy directly to NESR management or to vote in person at the annual general meeting. NESR has provided a proxy card for you to use.

Beneficial Owner

If your ordinary shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with voting instructions. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual general meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these ordinary shares in person at the annual general meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the annual general meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual general meeting?

A:	You are entitled to attend the annual general meeting only if you were a NESR shareholder as of the close of business on November 4, 2019 or you hold a valid proxy for the annual general meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual general meeting. If you are not a shareholder of record but hold ordinary shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual general meeting. The annual general meeting is scheduled to begin promptly at 8:00 am Houston time.

Q:	How can I vote my ordinary shares in person at the annual general meeting?

A:	Ordinary shares held in your name as the shareholder of record may be voted in person at the annual general meeting. Ordinary shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual general meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the annual general meeting.

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Q:	How can I vote my ordinary shares without attending the annual general meeting?

A:	Whether you hold ordinary shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the annual general meeting. If you are a shareholder of record, you may vote by submitting a proxy by mail or by voting online or by telephone. If you hold ordinary shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee. If you are a shareholder of record, you may vote using one of the following methods:

(1)	by Internet at the address shown on your proxy card;

(2)	by telephone by calling 1-866-894-0536 (U.S. only) and following the instructions on the proxy card ;

(3)	by mail, by completing, signing and returning the enclosed proxy card.

Telephone and internet voting will be available 24 hours a day and will close at 11:59 pm Eastern Daylight Time on December 11, 2019.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual general meeting. If you are the shareholder of record, you may change your vote by:

(1)	sending a written notice of revocation to NESR’s Corporate Secretary by mail dated as of a later date than the date of the proxy and received prior to the annual general meeting;

(2)	sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the annual general meeting;

(3)	logging on to the Internet website specified on you proxy cared in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

(4)	attending the annual general meeting and voting in person.

Attendance at the annual general meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For ordinary shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the annual general meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within NESR or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to NESR management.

Q:	How many ordinary shares must be present or represented to conduct business at the annual general meeting?

A:	Holders of at least 50% of the total votes of the Company’s ordinary shares issued and outstanding and entitled to vote at the annual general meeting, present in person or represented by proxy, constitute a quorum. Your shares are counted as present if you attend the annual general meeting and vote in person or if you properly vote by Internet, telephone or mail. In the absence of a quorum, within two hours from the time appointed for the meeting, at the discretion of the Chairman of the Board of Directors of the Company, the meeting shall either be dissolved or stand adjourned to a business day at the same time and place, and if at the adjourned meeting there are present within one hour of the time appointed for the meeting in person or by proxy not less than one-third of the votes of our shareholders entitled to vote, those present shall constitute a quorum. Abstentions will be counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

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Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” one or more of the nominees or “AGAINST” as to one or more of them or “ABSTAIN.” For the ratification of the appointment of KPMG, you may vote “FOR,” “AGAINST” or “ABSTAIN.” Abstentions with respect to these proposals will not be voted.

The shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of NESR’s nominees to the Board and in favor of the auditor ratification proposal).

If you hold ordinary shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, ordinary shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the annual general meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	Approval of the election of director nominees requires each one of the nominees to be approved by the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting. This means that each of the three nominees will be elected if each is approved by the affirmative vote of a majority of the votes cast by shareholders present in person or represented by proxy at the annual general meeting. Abstentions and broker non-votes will have no effect on the election of directors. The appointment of KPMG as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, requires the affirmative “FOR” vote of a majority of those ordinary shares present in person or represented by proxy and entitled to vote on that proposal at the annual general meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. NESR does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual general meeting, each ordinary share outstanding as of the close of business on the record date is entitled to one vote.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your ordinary shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your ordinary shares are registered in more than one name, you will receive more than one proxy card. Please follow the voting instructions with respect to each proxy card and voting instruction card that you receive.

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Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

National Energy Services Reunited Corp.

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

Attention: Investor Relations

Telephone: (832) 925-3777

Email: investors@nesr.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual general meeting?

A:	NESR is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. NESR has engaged Morrow Sodali LLC (the “Proxy Solicitor”) to assist in the solicitation of proxies for the annual general meeting. NESR has agreed to pay the Proxy Solicitor a fee of $6,500 plus disbursements. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of this proxy statement or the enclosed proxy card, you may contact our proxy solicitor:

Morrow Sodali LLC
470 West Avenue
Stamford, CT 06902
Shareholders call: (800) 662-5200
Banks and brokers call: (203) 658-9400

Q:	Where can I find the voting results of the annual general meeting?

A:	We intend to announce preliminary voting results at the annual general meeting and publish final results in our report on Form 6-K filed after the annual general meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual general meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future annual general meetings as indicated below.

Submission of Shareholder Proposals

Our Board of Directors is aware of no other matter that is required to be brought before the annual general meeting. Under BVI law, only business that is specified in the notice of an annual general meeting can be transacted at the annual general meeting.

Future Shareholder Proposals

If you wish to nominate a person for election as a director of the Company following the expiry of an existing term under Regulation 9.1(b) or present any other proposal for consideration at the 2020 annual general meeting of shareholders, you must give timely notice thereof in writing to the Company. Our Secretary must receive this notice at the principal executive offices of the Company no earlier than the opening of business on the 120th day before the 2020 annual general meeting and not later than the later of (x) the close of business on the 90th day before the 2020 annual general meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the 2020 annual general meeting is first made by the Company. Notwithstanding the foregoing however, the Board may, at its discretion, refuse any nomination or the consideration of any other proposal unless such nomination or other proposal has the support in writing of persons holding not less than 30 percent of the voting rights which may be exercised in respect of a vote on such matter if it were presented for consideration at an annual general meeting of shareholders.

If you wish to have your proposal considered for inclusion in our proxy statement and proxy card for our 2020 annual general meeting, but subject always to the Board’s discretion to reject as set out above, the proposal must be received at our principal executive offices within a reasonable time before we begin to print and send our proxy materials for our 2020 annual general meeting of shareholders. Shareholder proposals for the 2020 annual general meeting must comply with the notice requirements described in this paragraph to be considered for inclusion in our proxy materials relating to our 2020 annual general meeting.

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CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

We are a company incorporated in the British Virgin Islands on January 23, 2017 as a BVI business company (company number 1935445), and our affairs are governed by our Memorandum and Articles of Association (which document shall be herein referred to as our “Charter”), the BVI Business Companies Act, 2004, as amended (the “Companies Act”), and the common law of the British Virgin Islands. The registered office of the Company is at Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands and registered agent of the Company is Intertrust Corporate Services (BVI) Limited also of Ritter House, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

Appointment and Removal of Directors

Members of our Board of Directors may be elected by a majority of the votes validly cast at any general meeting of shareholders. Under the Charter, our Board of Directors is divided into two classes, Class I and Class II, with each class serving a two-year term from the annual general meeting at which they were elected. Any director may be removed with or without cause by a majority vote at any general meeting of shareholders or by resolution of the directors. If the office of a director becomes vacant, our Charter provides that the other directors, acting by a majority, may fill the vacancy on an interim basis until the next applicable general meeting of shareholders.

Neither BVI law nor the Charter contains any restrictions as to the voting of our ordinary shares by non-BVI residents.

As of November 20, 2019, the Board of Directors consisted of eight directors. This included the four NESR directors existing prior to our acquisition of NPS Holdings Limited (“NPS”) and Gulf Energy S.A.O.C. (“GES”) (collectively, the “Business Combination”), Sherif Foda, Thomas Wood, Antonio J. Campo Mejia, and Hala Zeibak, and four additional directors, Nadhmi Al-Nasr, Amr Al Menhali, Yousef Al Nowais, and Andrew L. Waite. Each of Adnan Ghabris and Salem Al Noaimi submitted his respective resignation from the Board as of November 10, 2019. Mr. Al Menhali and Mr. Al Nowais were elected to the Board on November 10, 2019 for the seats vacated by Mr. Al Noaimi and Mr. Ghabris, respectively. More information about our current senior management and Board is set forth below.

Shareholder Communications

Shareholders who wish to communicate directly with our Board of Directors, or any individual director, should direct questions in writing to our Corporate Secretary, National Energy Services Reunited Corp., 777 Post Oak Blvd., Suite 730, Houston, Texas 77056. The mailing envelope must contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters must identify the author and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Corporate Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Director Independence

The Nasdaq Capital Market (“Nasdaq”) listing standards require that a majority of our Board of Directors be independent as long as we are not a controlled company. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that Ms. Zeibak, Mr. Al-Nasr, Mr. Wood, Mr. Campo Mejia, Mr. Al Nowais, Mr. Al Menhali and Mr. Waite are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

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Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee and may create such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of our Board of Directors has the composition and responsibilities described below.

Audit Committee

We have established an Audit Committee of the Board of Directors. Our Audit Committee currently consists of Mr. Waite, Mr. Campo Mejia, and Mr. Wood, with Mr. Waite serving as the chairman of the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, subject to certain exceptions, we are required to have three members of the Audit Committee, all of whom must be independent. Our Board of Directors has determined that Mr. Waite, Mr. Campo Mejia, and Mr. Wood are each independent under applicable Nasdaq and SEC rules.

Each member of the Audit Committee is financially literate and our Board of Directors has determined that Mr. Waite qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Prior to November 10, 2019, Mr. Salem Al Noaimi served as the chairman of our Audit Committee and qualified as audit committee financial expert.

We have adopted an Audit Committee charter, which details the principal functions of the Audit Committee, including:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our annual reports;

●	reviewing and discussing with management and our independent auditor our quarterly financial statements prior to the filing of our quarterly reports, including the results of the independent auditor’s review of the quarterly financial statements;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

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Compensation Committee

The Board of Directors has formed a Compensation Committee of the Board of Directors. The current members of our Compensation Committee are Mr. Campo Mejia, Ms. Zeibak and Mr. Wood, with Mr. Wood serving as the chairman of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and Annual Report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Governance Committee

Our Nominating and Governance Committee consists of Mr. Wood, Mr. Al-Nasr and Mr. Campo Mejia, with Mr. Campo Mejia serving as the chairman of the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for monitoring compliance with good corporate governance standards and overseeing the selection of persons to be nominated to serve on our Board of Directors. The Nominating and Governance Committee considers persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating and Governance Committee charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of our shareholders.

The Nominating and Governance Committee will consider a number of qualifications relating to management and leadership experience, background, integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The Nominating and Governance Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific Board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of Board members. The Nominating and Governance Committee does not distinguish among nominees recommended by shareholders and other persons.

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We have adopted a Nominating and Governance Committee charter which details the principal functions of the Nominating and Governance Committee including:

●	reviewing the Company’s Code of Conduct and other governance guidelines at least annually and making such recommendations to the Board of Directors with respect thereto as it may seem advisable;

●	reviewing qualifications of individuals suggested as potential candidates for director of the Company, including candidates suggested by shareholders, and considering for nomination any of such individuals who are deemed qualified in line with the Board of Directors Candidate Guidelines;

●	recommending to the Board of Directors candidates for election as directors of the Company to fill open seats on the Board of Directors between annual general meetings, including vacancies created by an increase in the authorized number of directors;

●	reviewing the remuneration of non-employee directors and making such recommendations to the Board of Directors with respect thereto as it may deem advisable;

●	providing comments and suggestions to the Board of Directors concerning committee structure of the Board of Directors, committee operations, committee member qualifications, and committee member appointment;

●	reviewing any allegation that an executive officer or director may have violated the Company’s Code of Conduct and reporting its findings to the Board of Directors; and

●	taking such other actions and doing such other things as may be referred to the Nominating and Governance Committee from time to time by the Board of Directors.

Leadership Structure and Risk Oversight

The Board of Directors believes that the most effective leadership structure is for Mr. Foda to serve as our Chief Executive Officer and Chairman of our Board of Directors. Mr. Foda has extensive experience in the oil and gas industry. By having Mr. Foda serve as the Chief Executive Officer and as Chairman of the Board, the Board of Directors believes that it enables Mr. Foda to ensure that the Board of Directors’ agenda responds to strategic challenges, that the Board of Directors is presented with information required for it to fulfill its responsibilities, and that Board of Directors meetings are as productive and effective as possible. Mr. Campo Mejia serves as lead independent director of the Board of Directors.

The Board of Directors’ oversight of risk is administered directly through the Board of Directors, as a whole, or through its Audit Committee. Various reports and presentations regarding risk management are presented to the Board of Directors including the procedures that the Company has adopted to identify and manage risk. The Audit Committee addresses risks that fall within the committee’s area of responsibility. For example, the Audit Committee is responsible for overseeing the quality and objectivity of the Company’s financial statements and the independent audit thereof. The Audit Committee reserves time at each of its meetings to meet with the Company’s independent registered public accounting firm outside of the presence of the Company’s management.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Conduct is available on our corporate website, www.nesr.com. If we amend or grant a waiver of one or more of the provisions of our Code of Conduct, we intend to publicly disclose amendments to or waivers from provisions of our Code of Conduct that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. Our website is not part of this proxy statement.

Along with our guiding core ethical principles, our unwavering commitment to achieve responsible superior financial results, motivation of our employees and diversity of our culture are three main pillars that defines our Company. We emphasize honesty and integrity, accountability, respect, fairness and confidentiality. We also take monitoring and compliance measures to ensure against discrimination, fraud, theft, harassment, retaliation and conflict of interest.

The Code of Conduct governs all sets of actions and applies to the behavior of all employees socially and professionally throughout their employment with the Company irrespective of the place, time and situation.

Ethical principles and our three main pillars combined are fundamental core values to the Company.

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PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Board of Directors is currently divided into two classes, Class I and Class II, with only one class of directors being elected in each year and each class serving a two-year term. Class II Director seats are up for election at the annual general meeting; and the Class I Director seats are up for election by shareholders at the 2020 annual general meeting. Set forth below are the names, ages and positions of each of the individuals who currently serve as directors of NESR and/or who have been nominated to serve on the Board of Directors as Class II directors:

Name	Age	Class	Position
Antonio J. Campo Mejia	61	I	Lead Director
Nadhmi Al-Nasr	64	I	Director
Amr Al Menhali(1)	40	I	Director
Yousef Al Nowais(1)	65	II	Director (nominated for re-election)
Andrew Waite(2)	58	I	Director
Thomas D. Wood	61	II	Director (nominated for re-election)
Hala Zeibak(3)	38	I	Director
Sherif Foda	50	II	Executive Chairman of the Board and Chief Executive Officer(nominated for re-election)

(1) Al Nowais Investments LLC (“ANI”) and NESR SPV Ltd., a Cayman company, separately are entitled to nominate one director each to the Board of Directors for so long as they or their affiliates hold at least 50% of the NESR ordinary shares acquired pursuant to the Business Combination. Mr. Yousef Al Nowais was appointed to the Board of Directors as of November 10, 2019, representing ANI. Mr. Al Menhali was appointed to the Board of Directors as of November 10, 2019, representing NESR SPV Ltd., to replace Mr. Salem Al Noaimi who submitted his resignation from the Board of Directors as of November 10, 2019.

(2) SV3 Holdings, Pte Ltd (“SV3”) is entitled to nominate one director to the Board of Directors for so long as it or its affiliates hold at least 60% of the NESR ordinary shares acquired pursuant to the Business Combination.

(3) Olayan Saudi Holding Company is entitled to nominate one director to the Board of Directors for so long as it and its affiliates collectively hold at least 6,879,225 NESR ordinary shares.

Information regarding the business experience of each nominee is provided below. There are no family relationships among NESR’s executive officers and directors.

The ordinary shares represented by all valid proxies received by telephone, by Internet or by mail will be voted in the manner specified. Where specific choices are not indicated, the ordinary shares represented by all valid proxies will be voted “FOR” each of the three persons recommended by the Board.

The Board expects that all of the nominees will be available to serve as directors and all have consented in writing to that effect.

The Board recommends a vote FOR the election to the Board of each of the following director nominees.

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INFORMATION ABOUT THE DIRECTOR NOMINEES

Class II Directors (terms would expire in 2021)

Sherif Foda has served as our Chief Executive Officer and Chairman since our inception. He has more than 25 years of professional experience in the oil and gas industry working for Schlumberger Limited (NYSE: SLB) (“Schlumberger”) around the world, particularly in the Middle East, Europe and the US. From June 2016 to January 2018, he served as Senior Advisor to the Chairman of Schlumberger. From July 2013 through June 2016, he served as an officer and the President of the Production Group of Schlumberger. From June 2011 to June 2013, he served as the President of Schlumberger Europe and Africa, based in Paris. From June 2009 to June 2011, he served as Schlumberger’s Vice President and Managing Director of the Arabian market: Saudi Arabia, Kuwait and Bahrain, based in Dhahran from July 2007 to May 2009, he served as Schlumberger’s Worldwide Vice President for Well Intervention, based in Houston. From 2005 to 2007, he was Schlumberger’s Vice President for Europe, Caspian and Africa, based in Paris. From 2002 to 2005, he served as the Managing Director of Schlumberger in Oman, based in Muscat. In 2001, he served as Schlumberger’s Operations Manager for UAE, Qatar and the Arabian Gulf, based in Abu Dhabi. He started his career in 1993 with Schlumberger, working on the offshore fields in the Red Sea, then transferred to Germany for two years, then served as the general manager of operations in Eastern Europe countries (mainly Poland, Lithuania, Romania and Hungary). Prior to working in the oil and gas industry, he worked in the information technology and computer industry for two years in Egypt. Mr. Foda is a board member of Energy Recovery, Inc. (Nasdaq: ERII), a technology company based in California. He also serves on the Board of Trustees of Awty International School in Houston and is a board member for Al Fanar Venture philanthropy in London.

We believe that Mr. Foda is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry, including approximately 25 years with Schlumberger and his extensive oil field services industry experience throughout the Middle East North Africa (“MENA”) region and globally as an executive and board member.

Yousef Al Nowais was nominated by our Nominating and Governance Committee and Board of Directors in November 2019 to serve as a Class II Director. He serves as the Chairman and Managing Director of Arab Development (“ARDECO”), a company he founded in his home city of Abu Dhabi, the United Arab Emirates. ARDECO is large diversified business and a leading player in the oil & gas and petrochemical sectors as well as power generation and distribution and other engineering and infrastructure project services. He has also served as the Co-Chairman of Al Nowais Investments LLC, a leading investment company based in Abu Dhabi with local and international holdings in a broad range of strategic investments and actively managed subsidiaries. Prior to founding ARDECO, Mr. Al Nowais joined Abu Dhabi National Oil Company (“ADNOC”) after graduating from the University of Arizona in 1979 and held many senior positions in the ADNOC group, including Finance Director and Managing Director of ADNOC’s subsidiary FERTIL. From 2007-2013, Mr. Al Nowais served as Managing Director of Al Maabar International, a leading UAE organization investing internationally in real estate projects in the MENA region, which was formed as a joint venture between Al Dar Properties, Mubadala, Al Qudra Holdings, Reem Investment and Reem International.

We believe that Mr. Al Nowais is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry.

Thomas Wood has served as a director since our inception and served as our Chief Financial Officer from inception until October 2017 and from November 29, 2017 until June 2018. He is an entrepreneur with over 35 years of experience in establishing and growing public and private companies that provide or use oil and gas contract drilling services. Since December 1990, he has served as the Chief Executive Officer of Round Up Resource Service Inc., a private investment company. Mr. Wood founded Xtreme Drilling Corp. (TSX:XDC), an onshore drilling and coil tubing technology company, in May 2005 and served as its Executive Chairman until May 2011 and its Chief Executive Officer and Director from May 2011 through August 2016. He is the founder of Savanna Energy Services Corp. (TSE: SVY), a North American energy services provider, where he served as the Chairman from 2001 to March 2005. He also served as Director at various companies engaged in the exploration and production of junior oil and gas, including Wrangler West Energy Corp. from April 2001 to 2014; New Syrus Capital Corporation from 1998 to 2001 and Player Petroleum Corporation from 1997 to 2001. In addition, Mr. Wood served as the President, Drilling and Wellbore Service, of Plains Energy Services Ltd. from 1997 to 2000 and Wrangler Pressure Control from 1998 to 2001. He served as the President of Round-Up Well Servicing Inc. from 1988 to 1997 and Vice President of Shelby Drilling from 1981 to 1987. Mr. Wood holds a BA in Economics from University of Calgary.

We believe that Mr. Wood is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an entrepreneur and building public companies and high growth organizations.

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INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class I Directors (terms expire in 2020)

Antonio J. Campo Mejia has been an independent director of the Company since May 12, 2017 and is the Lead Director of the Board. Mr. Campo Mejia has been a non-executive director of the Supervisory Board of Fugro N.V. (Euronext: FUR), a company providing geotechnical, survey, subsea and geosciences services, since 2014 and Vice-Chairman of Basin Holdings, a global holding company focused on providing products and services to energy and industrial customers since 2012. From 2012 to 2013, Mr. Campo Mejia served as non-executive director at Integra Group, an oilfield services company, mainly active in Russia and the Commonwealth of Independent States and served as its Chief Executive Officer from 2009 to 2012. Mr. Campo Mejia also served as non-executive director at Basin Supply LP, Basin Tools LP and Basin Energy Services LP from 2009 to 2014. Prior to that, Mr. Campo Mejia spent 28 years of his professional career at Schlumberger, one of the world’s leading oilfield services company, in a multitude of senior management positions in different parts of the world. In his various roles with Schlumberger, Mr. Campo Mejia served as the President of Latin America for Oilfield Services and President of Europe & Africa and was the President of Schlumberger’s Integrated Project Management business responsible for the worldwide operations in this service line. Prior to that, Mr. Campo Mejia served as Director of Personnel for the Reservoir Management Group in Houston, Texas and Vice President of Oilfield Services Latin America South managing a full range of services in the region. In his career prior to 1997, Mr. Campo Mejia held a number of senior management and technical positions in Schlumberger’s wireline business. Mr. Campo Mejia received his bachelor’s degree in Electronic Engineering from Pontificia Universidad Javeriana in 1980.

We believe that Mr. Campo Mejia is qualified to serve on our Board of Directors because of his extensive experience in the oil and gas industry and his experience as an executive in oilfield services and board member of multinational companies.

Nadhmi Al-Nasr was elected to the Board as of June 6, 2018 and is an independent director. Mr. Al-Nasr is the Chief Executive Officer of NEOM, Saudi Arabia’s megacity project; and the Interim President and Executive Vice President, Administration and Finance of the King Abdullah University of Science and Technology (KAUST). Mr. Al-Nasr has been associated with KAUST from its inception in 2006 and was instrumental in its development as a state-of-the-art campus which opened its doors in 2009. Previously, Mr. Al-Nasr held several positions at Saudi Aramco, including Manager of the Shaybah Development Program, a mega-project built in one of harshest environments in Saudi Arabia. The project is widely regarded as one of Saudi Aramco’s most ambitious and successful ventures. Mr. Al-Nasr also managed the largest oilfield in the world, Ghawar oilfield, for Saudi Aramco, and ensured the Kingdom’s ability to fill the production gap caused by the loss of oil output from Iraq and Kuwait during the Gulf War. Mr. Al-Nasr has also led Saudi Petroleum Overseas Ltd. London, as its Managing Director and has served as Executive Director of Community Services for Saudi Aramco. In 2014, Mr. Al-Nasr was appointed by royal decree to serve as a member of the Supreme Economic Council and was also appointed as a member of the Board of Trustees of the King Abdulaziz Centre for National Dialogue. In March 2017, Mr. Al-Nasr was appointed as Interim President of King Abdullah Petroleum Studies and Research Center (KAPSARC), in addition to his roles as Interim President and EVP at KAUST. In August 2018, Mr. Al-Nasr was appointed as the CEO of NEOM project. Mr. Al-Nasr graduated with a Bachelor’s degree in Chemical Engineering from the King Fahd University of Petroleum and Minerals in 1978.

We believe that Mr. Al-Nasr is qualified to serve on our Board of Directors because of his extensive experience in the oil exploration and production industry and his experience with the largest oil & gas company in the world as well as leading large projects such as KAUST and NEOM.

Amr Al Menhali was nominated by our Nominating and Governance Committee and Board of Directors in November 2019 to serve as a Class I Director. Mr. Al Menhali joined Waha Capital as Chief Executive Officer in September 2019. Mr. Al Menhali has a track record of success of over 20 years in the financial services industry in a variety of senior positions and leadership roles. He has led several strategic transformation projects, building high performance businesses to achieve sustainable growth. During his career, he has developed strong leadership skills and expertise in strategy, finance, risk, credit and corporate governance. Mr. Al Menhali currently sits on the boards of several regional and international companies operating in diverse sectors, as well as on industry bodies including the UAE Banking Federation. He holds a Bachelor’s Degree, with Honours, in Business Administration. In addition, he completed the General Management Program at Harvard Business School in Boston.

We believe that Mr. Al Menhali is qualified to serve on our Board of Directors because of his extensive experience in the investment and financial services community and with diverse industries and multinational operations, including in the MENA region.

Hala Zeibak, who has been an independent director of the Company since May 12, 2017, is director of investments at Olayan Europe Limited, the investment advisory arm of The Olayan Group for the United Kingdom, Europe and Asia. The Olayan Group is a private multinational enterprise with a managed portfolio of international investments and diverse commercial and industrial operations in the Middle East. Ms. Zeibak joined The Olayan Group in July 2005 and initially worked at Olayan America in New York. She transferred to Olayan Europe in London in January 2011. Ms. Zeibak’s focus is on public and private equity investments primarily in the energy and affiliated sectors, including oil, gas, power, commodities and industrials. She is a member of the Oxford Energy Policy Club. Ms. Zeibak received a BA in Economics from Tufts University in 2003, graduating Summa Cum Laude with membership in the Phi Beta Kappa Society. She went on to earn a master’s degree in 2005 from the Fletcher School of Law & Diplomacy at Tufts. Her concentration was international finance and trade.

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We believe that Ms. Zeibak is qualified to serve on our Board of Directors because of her extensive experience in the investment community and with diverse industries and multinational operations, including in the MENA region.

Andrew Waite was elected to the Board as of June 6, 2018 and is an independent director. Mr. Waite is Co-President of L.E. Simmons and Associates, Incorporated (LESA), the ultimate general partner of SCF-VIII, L.P. and the ultimate general partner of the majority shareholder of SV3 Holdings Pte Ltd and has been an officer of that company since October 1995. He was previously Vice President of Simmons & Company International, where he served from August 1993 to September 1995. From 1984 to 1991, Mr. Waite held a number of engineering and project management positions with Royal Dutch / Shell Group, an integrated energy company. Mr. Waite currently serves on the board of directors of Nine Energy Service, Inc. (NYSE: NINE), a position he has held since February 2013, and on the board of directors of Forum Energy Technologies, Inc. (NYSE: FET), a position he has held since August 2010. Mr. Waite previously served on the board of directors of Complete Production Services, Inc., a provider of specialized oil and gas completion and production services from 2007 to 2009, Hornbeck Offshore Services, Inc., a provider of marine services to the energy sector and military customers from 2000 to 2006, Oil States International, Inc., a diversified oilfield services and equipment company, from August 1995 through April 2006, and Atlantic Navigation Holdings (Singapore) Limited (SGX: 5UL), a provider of marine logistic, ship repair, fabrication, and other marine services, from January 2016 to December 2018. Mr. Waite received an MBA with High Distinction from Harvard Business School, an MS degree in Environmental Engineering Science from California Institute of Technology and a BSc degree with First Class Honours in Civil Engineering from England’s Loughborough University.

We believe that Mr. Waite’s extensive public company experience in the energy sector, in particular in the oilfield services industry, and his experience in identifying strategic growth trends in the energy industry and evaluating potential transactions make him well qualified to serve on our Board of Directors.

Senior Management

We rely on the senior management of our principal operating subsidiaries to manage our business. Our senior management team is responsible for the day-to-day management of our operations. Members of our senior management are appointed from time to time by vote of the Board of Directors and hold office until a successor is elected and qualified. Our current Chief Executive Officer, Chief Financial Officer and Vice President Commercial & M&A are:

Name	Age	Position
Sherif Foda	50	Executive Chairman of the Board and Chief Executive Officer
Christopher L. Boone	50	Chief Financial Officer
Dhiraj Dudeja	43	Vice President Commercial & M&A

Sherif Foda’s biographical information is set forth above.

Christopher L. Boone has been the Chief Financial Officer of NESR since May 29, 2019. Previously he was Chief Financial Officer and Senior Vice President of Tesco Corporation from January 1, 2014 until its acquisition by Nabors Industries in late 2017 and until the transition to Nabors was completed in early 2018. He served as the Chief Financial Officer, Treasurer and Vice President of Lufkin Industries Inc. from May 7, 2008 to January 1, 2014 and served as its Corporate Controller from August 1999 to May 2008. Mr. Boone had been an employee of Lufkin Industries since 1993. He earned a B.S Degree in Business Administration & Accounting from Washington and Lee University and his MBA degree from The Thunderbird School of Global Management.

Dhiraj Dudeja has more than 23 years of professional experience in the oil and gas industry working for Schlumberger Limited in South and South East Asia, Middle East, Europe and the US. From April 2014 to August 2016, he led the Sales and Commercial function for the Production Group of Schlumberger. In his previous roles, he served as the Wireline Marketing and Sales Manager for Europe, Africa and Caspian; Worldwide Training & Development Manager and Acting Personnel Manager for Wireline; General Manager for Wireline for India; Oilfield Services Training & Staffing Manager for Schlumberger for the Middle East and Asia region; and Country Manager for Wireline in Vietnam. He started his career in 1996 with Schlumberger, working primarily offshore Mumbai High and then in the South China Sea, handling exploration and deep-water wireline logging operations. He also has co-founded two startups in the education analytics field in India and US, one of which he actively led from 2012 to 2014 as COO. He is also the co-founder of PetroConnect LLC, an independent E&P investment company. He graduated from the Indian Institute of Technology, Delhi (IIT-Delhi) and holds a Bachelor of Technology degree in Electrical Engineering with a minor in Management Studies.

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COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (“CD&A”) describes NESR’s compensation policies and practices as they relate to our named executive officers (“NEOs”) identified in the Summary Compensation Table below. The purpose of the CD&A is to review the rationale of why the Compensation Committee selected the elements and objectives of NESR’s executive compensation program.

Overview of Compensation for 2018

When developing the executive compensation philosophy for NESR, the Compensation Committee considered the guidelines listed below.

●	Pay for Performance: Both our short-term and long-term incentive plans are linked to the achievement of performance measures

●	Distribution of Performance Incentives: Both our short-term and long-term compensation programs are granted widely throughout the organization on similar terms as the NEOs in order to align performance objectives and promote greater pay equality

●	Limited Change of Control and Employment Contracts: Our NEOs have no employment or severance contracts except as required by local laws and our equity plan has limited change of control provisions

●	Higher Weighting of Compensation to At Risk Pay: Base salaries for NEOs are targeted at peer midpoint levels with a higher proportion of at-risk pay

●	Peer Compensation Review: The NEO compensation program is benchmarked by an independent consultant and reviewed by the Compensation Committee

●	Limited Perquisites: NEO perquisites are limited to expatriate assignments, relocation and perquisites customary in certain countries as part of an executive compensation package

Elements of Executive Compensation for 2018

NESR’s executive compensation program is comprised of base salary, a short-term incentive and a long-term incentive, each of which is described below.

	Element	Key Features	How Award Value is Determined
FIXED	Base Salary	● Only fixed compensation element ● Reviewed annually and adjusted when appropriate	● Position scope and responsibilities ● Experience and individual performance ● Market data

AT RISK	Annual Cash Incentive (Bonus)	● Targets a mix of financial and personal objectives ● Targets set annually to align with corporate objectives	● Revenue, EBITDA and DSO are the primary financial targets ● Personal objectives are measurable and not subjective

AT RISK	Long-term Equity Incentive (LTI)	● Restricted Stock Units (“RSU”) awards targeted at up to 2X base salary ● RSU program awarded broadly through the organization ● RSUs vest over a 3-year period for retention and shareholder alignment	● Execution on longer-term financial and strategic goals that drive stockholder value creation and support the Company’s retention strategy

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The charts below show the percentage of 2018 Total Target Compensation (inclusive of base salary, target annual cash incentive and LTI compensation) established by the Compensation Committee for our CEO and CFO vs the comparator peer group, as described further in the CD&A.

Mr. Foda also advised the Board that he would waive his 2018 LTI award as that would enable RSU awards to be distributed to a larger pool of key value or high potential employees.

The charts below show the value of 2018 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CEO compared to the comparator peer group broken down by the different compensation elements. The chart on the left below illustrates that our CEO’s target 2018 compensation was generally above the 50th percentile of the peer group, not factoring that our CEO waived his 2018 long-term incentive award. The chart on the right below illustrates that our CEO’s target 2018 total compensation was generally below the 25th percentile of the peer group when factoring the waived 2018 long-term incentive award. The bottom chart illustrates that approximately 60% of our CEO Total Target Cash was at risk and related to specific objectives.

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The charts below show the percentage of 2018 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our CFO compared to the comparator peer group broken down by the different compensation elements. The chart on the left below illustrates that our CFO’s target 2018 compensation was generally at or below the 25th percentile of the peer group. The chart on the right below illustrates that our CFO’s target 2018 total compensation was generally below the 25th percentile of the peer group. The bottom chart illustrates that approximately less than 30% of the Total Target Compensation of our CFO derived from a fixed base salary.

The charts below show the percentage of 2018 base salary, target annual cash incentive and LTI compensation established by the Compensation Committee for our other NEOs broken down by the different compensation elements. As with our CEO and CFO, more than 50% of our Target Total Compensation for our other NEOs is considered at risk and subject to achievement of the corporate objectives.

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Setting Executive Compensation

Role of the Compensation Committee

The Compensation Committee oversees the executive compensation program and has overall responsibility for making final decisions about total compensation for NEOs, except the CEO, which is approved by the Board of Directors.

During the 2018 annual review process, the Compensation Committee engaged with the CEO, other senior management and an independent compensation consultant. For additional information on the role of the Compensation Committee, refer to the Committee’s Charter, which is available on our website.

Role of the CEO

The CEO does not provide recommendations concerning his own compensation, nor is he present when his compensation is discussed by the Committee. The Committee, in executive session, makes a recommendation to all non-employee Directors for discussion and approval by the Board.

The CEO and the independent compensation consultant if engaged by the company, assists the Committee in setting the compensation for other NEOs, including any base salary adjustments, performance goals and equity awards.

Use of Independent Consultants

The Committee engaged Pearl Meyer as its independent compensation consultant for setting the compensation structure in 2018. Pearl Meyer does not provide any other services to us. The primary responsibilities of the independent compensation consultant in 2018 were:

●	Provide independent and objective market data

●	Conduct compensation and plan analysis

●	Recommend a comparator peer group

●	Benchmark pay programs and pay levels to the comparator peer group

Comparator Peer Group

The Committee uses data from a comparator peer group when assessing the market competitiveness of NESR’s executive compensation program. The companies comprising the peer comparator group are selected based on the following considerations:

●	Oil and gas service industry affiliation

●	Financial metrics such as revenue, EBITDA and other metrics as number of employees and assets base

●	Country specific market data if available

●	Market capitalization

●	Inclusion in other oil and gas service companies peer groups

The comparator peer group is reviewed on an ongoing basis to ensure continued relevance.

The 2018 comparator peer group was composed of the following companies:

Weatherford International	Basic Energy Services
Superior Energy Services	Forum Energy Technologies
Oceaneering International	Archrock
Ensco	Newpark Resources
RPC	Oil States International
Exterran	Helix Energy Solutions
Rowan Companies	Nine Energy Service
Select Energy Services	Key Energy Services

In 2018, The independent compensation consultant gathered and performed an analysis of market data for each NEO, comparing the market data of each of the pay elements and total compensation at the 25th, 50th and 75th percentiles of the comparator peer group to current compensation for each NEO.

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2018 Executive Compensation

Named Executive Officers

The names and titles of the named executive officers are listed below.

Sherif Foda	Chief Executive Officer
Melissa Cougle (1)	Former Chief Financial Officer
Dhiraj Dudeja	Vice President Commercial & M&A
Hani Almaimani	VP Arabian Region
Tolga Demir (2)	VP Evaluation Group

(1)	Ms. Cougle was appointed Chief Financial Officer in June of 2018 and resigned as Chief Financial Officer effective May of 2019, at which time Christopher Boone was appointed Chief Financial Officer.

(2)	Tolga Demir became VP Evaluation Group in April of 2018 and resigned in October of 2019. Beginning in October 2019, Mr. Demir serves as an advisor to the Company instead of an executive officer.

Base Salary

Base salary is the fixed portion of an executive’s annual compensation. In setting initial base salaries for NESR’s NEOs, the Committee compared similar positions in the comparator peer group. In addition, the Committee wanted the NEOs below the CEO level to initially have relatively similar base salaries, when accounting for other fixed compensation like expatriate benefits, which could be adjusted over time for both market conditions, performance and scope of responsibility.

The initial base salaries for the NEOs as of June 6, 2018 are shown in the table below.

Name	Base Salary ($)
Sherif Foda	840,000
Melissa Cougle	300,000
Dhiraj Dudeja	300,000
Hani Almaimani	221,101
Tolga Demir	237,438

There were no changes to any base salaries of the NEOs between June 6, 2018 and December 31, 2018.

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Short-Term Annual Incentive

The Company’s short-term annual incentive plan is designed to reward management for achieving certain financial and other strategic objectives that should result in the creation of incremental shareholder value.

The Compensation Committee selects and measures objectives that, while short-term in nature, will drive long-term growth and value for the Company. The Committee reviews and approves the financial and other objectives applicable to the NEOs and recommends the objectives of the CEO to the independent Directors of the Board. Individual incentive award opportunities are established as a percentage of base salary at the beginning of the year based on market competitive targets. The weighting and payout range of the metrics for our CEO and other NEOs are shown below. The potential payments under the Threshold, Target, Superior and Exceptional levels can be found in the Grants of Plan-Based Awards in the Fiscal 2018 table.

Financial Objectives - Revenue/EBITDA/DSO

The Compensation Committee determined that it was appropriate in 2018 to tie the financial metric to achieving certain revenue, EBITDA and DSO (if applicable) targets because they are the best drivers for shareholder value creation and thus align the interests of management with the shareholder. The payout range opportunities are based on achieving the revenue and EBITDA targets (and DSO if applicable). If the EBITDA target is met and the Revenue target is not met, then the objective is considered achieved as EBITDA target is the primary metric. Vice versa if the Revenue target is met but the EBITDA target was not achieved then the objective is considered as not achieved given the primary metric of achieving EBITDA target was not met. Furthermore, the Committee may in its discretion approve exceptions if significant growth milestones were achieved for both Revenue and EBITDA. Typically, this would entail a soft landing whereby if the achieved EBITDA is equal to or above 95% of the EBITDA target then the Committee may consider a linear payout from 50% to 100% of the EBITDA target incentive (i.e. 50% of the target incentive at 95% of achievement of the EBITDA Target till 100% of the target incentive on meeting the EBITDA target).

When considering the Company’s operating results for purposes of the financial portion of the short-term incentive, the Committee may adjust for unusual or infrequent gains or losses, depending on the nature of the item, to not cause executives to inappropriately be penalized or benefitted. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. 2018 EBITDA excluded transaction and integration costs of $26.2 million and a one-time earn-out adjustment gain of $6.1 million.

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The targets set for consolidated 2018 revenue and EBITDA metrics and actual results are shown below. Full year pro-forma results were used for these metrics, but individual awards were pro-rated to reflect the individual tenure starting as of June 6, 2018.

Metric	Target	Superior	Exceptional
Revenue/EBITDA(1)	$530/$156M	$577/$179M	$614/$197M

(1)	The financial metric does not have a Threshold entry level.

The individual incentive award opportunities under the plan for this financial metric are shown below.

Metric	Target	Superior	Exceptional
Sherif Foda	100%	125%	150%
Melissa Cougle	50%	75%	100%
Dhiraj Dudeja	25%	50%	75%
Hani Almaimani(2)	25%	50%	75%
Tolga Demir	25%	50%	75%

(2)	Arabian region financial metrics were used to measure performance. Actual results exceeded the Exceptional level. Regional level performance significantly above Exceptional can generate additional incentive compensation.

Individual Objectives

Personal objectives for the NEOs are reviewed and approved at the start of the year by the Compensation Committee, as recommended by our CEO. The Committee also reviews and recommends the personal objectives for the approval of the independent Directors. Examples of personal objectives are cost-saving projects, M&A, contract awards, QHSE targets, asset utilization, new-country entry, employee statistics and other strategic projects.

The individual incentive award opportunities and achievements under the plan for the individual objectives’ metric are shown below. No achievement can exceed target payout as a percentage of base salary.

NEO	Threshold	Target	Actual
Sherif Foda	0%	50%	42.5%
Melissa Cougle	0%	50%	25.0%
Dhiraj Dudeja	0%	25%	22.5%
Hani Almaimani(3)	0%	25%	20.0%
Tolga Demir	0%	25%	15.0%

(3)	The individual objectives metric does not have Superior or Exceptional levels.

Long-Term Annual Equity Incentive Awards

Long-term equity incentive awards are designed to reward value creation from achieving operational performance objectives, thus aligning management and shareholders. Long-term incentives are the largest portion of compensation for our NEOs and are broadly granted to high-value employees throughout the organization.

The Company currently only grants restricted shares that vest ratably over three years. All shares are awarded under the 2018 Long Term Incentive Plan (“LTIP”) and follow all the terms and conditions of that plan.

The Compensation Committee reviews and approves the restricted stock awards applicable to the NEOs and recommends the award of the CEO to the Directors of the Board.

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Award levels are targeted to equal up to two times the base salary of an individual and are designed to ensure alignment with longer-term financial and strategic goals that drive stockholder value creation and support the company’s retention strategy for high value employees. These awards extend to key performers at all levels which are important for the company today as well as high potential employees which would lead the company in the near and long-term future.

The amount and fair value of restricted shares granted in 2018 can be found in the Summary Compensation Table.

Other Compensation

The Company offers competitive compensation packages to its NEOs, so perquisites are limited to expatriate assignments, relocation and perquisites customary in countries as part of a standard executive compensation package.

Employee Benefits and Health/Welfare Plans

All our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, as applicable in each country, which may include:

●	medical, dental and vision benefits;

●	medical and dependent care flexible spending accounts;

●	short-term and long-term disability insurance; and

●	life insurance.

We believe the benefits and perquisites described above are necessary and appropriate to provide a competitive compensation package to our NEOs.

No Tax Gross-Ups

We do not make gross-up payments to cover our NEOs’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our Company.

The value of perquisites paid in 2018 between June 6, 2018 and December 31, 2018 to certain NEOs are shown in the supplemental table to the Summary Compensation Table.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with the Company’s management the Compensation Discussion and recommended to our Board of Directors that it be included in this proxy statement.

Submitted by the Compensation Committee of NESR Board of Directors

●	Thomas Wood (Chair)

●	Hala Zeibak

●	Antonio Campo Mejia

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Executive Compensation Tables

Summary Compensation Table

The following table sets forth the compensation paid by the Company and its subsidiaries to its Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers for the Company.

Name(1)	Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and NQDC Earning ($)(6)	All Other Compensation ($)(7)	Total ($)
Sherif Foda	Chairman & CEO	2018	479,231	-	-	-	598,500	-	-	1,077,731
Melissa Cougle	CFO	2018	161,923	-	550,000	-	112,500	-	-	824,423
Dhiraj Dudeja	VP Commercial & M&A	2018	171,154	-	550,000	-	71,250	-	-	792,404
Hani Almaimani(2)	VP Arabian Region	2018	125,997	-	275,000	-	221,101	-	47,868	669,966
Tolga Demir	VP Evaluation Group	2018	135,307	-	330,000	-	71,280	-	54,419	591,006

(1)	All 2018 compensation is shown commencing on June 6, 2018 upon the closure of the acquisition of NPS and GES.
(2)	The annual cash incentive paid to our NEOs is included in the column “Non-Equity Incentive Compensation.”
(3)	Mr. Foda waived receiving stock awards in 2018 in order to increase the number of shares available to grant a broader pool of employees. For all other employees, the amounts in this column reflect the grant data fair value of the restricted stock awarded after June 6, 2018.
(4)	No options were awarded in 2018.
(5)	The amounts in “Non-Equity Incentive Compensation” reflect the cash incentive earned in 2018 and paid in 2019.
For Hani Almaimani/Tolga Demir, the amount presented includes the NPS Non-Equity Incentive Plan Compensation paid in 2019.
(6)	In 2018, no NEO was a participant in any pension plan or non-qualified deferred compensation plan.
(7)	See the Supplemental Table for additional detail on All Other Compensation.

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Supplemental Table: All Other Compensation

The following table details the components of the All Other Compensation column of the Summary Compensation Table for 2018.

Name	Year	Housing Allowance ($)(1)	Transportation Allowance ($)(1)	Dependent Education Allowance ($)(1)	Relocation Allowance ($)	Total ($)
Hani Almaimani	2018	41,030	6,838	-	-	47,868
Tolga Demir	2018	37,585	6,834	-	10,000	54,419

(1) Housing, transportation and dependent education allowances are standard benefits as part of the NESR expatriate compensation structure; Assumes full year for Hani Al Maimani.

Outstanding Equity Awards at Fiscal Year-End 2018

The following table provides information about unvested RSU awards for each of our NEOs as of December 31, 2018.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock Not Vested (#)	Market Value of Shares or Units of Stock Not Vested(2) ($)
Sherif Foda(1)		-	-
Melissa Cougle	8/14/2018	50,000	433,000
Dhiraj Dudeja	8/14/2018	50,000	433,000
Hani Almaimani	8/14/2018	25,000	216,500
Tolga Demir	8/14/2018	30,000	259,800

(1)	Mr. Foda waived receiving stock awards in 2018 in order to increase the number of shares available to grant a broader pool of employees.
(2)	The market value was based on the closing price of $8.66 at December 31, 2018.

2018 Option Exercises and Stock Vested

No RSU awards vested between June 6, 2018 and December 31, 2018 for our NEOs.

Potential Payments Upon Termination or Change in Control For 2018

Our NEOs generally receive the same benefits as our employees, with differences generally due to country-specific requirements. Consistent with this practice, our NEOs do not have employment agreements (except as required by statute in certain jurisdictions), “golden parachutes” or change in control agreements. The Company’s executive officers serve at the will of the Board of Directors, which allows the Company to terminate their employment using judgment, unless mandated by local statutory requirements, as to the terms of any severance arrangement and based on specific circumstances at the time they cease being executive officers.

All employees who receive equity awards, including our NEOs, are subject to the same terms and conditions in the event of a termination. The award agreement for restricted shares granted in 2018 allows for accelerated vesting in the event of death or permanent disability.

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Under our LTIP, in the event of a change of control, as defined in the Plan, our Board of Directors, in its sole discretion, may provide for the vesting of all outstanding awards or may cancel any awards and deliver cash to the holders in an amount the Board determines is equal to the fair market value of such awards on the date of such event. The award agreement for restricted shares granted in 2018 allows for accelerated vesting in the event an employee is terminated without cause within six months following the consummation of a change in control.

The following table sets forth the value of the unvested equity awards held by each NEO at December 31, 2018 that would become vested upon a change in control assuming the Board elects to accelerate the vesting of equity awards or the employee is terminated without cause within six months following the consummation of a change in control. Due to the various factors that could affect the nature and amount of any benefits provided upon these events, any amounts actually paid or distributed may be different.

Name	Amount ($)(1)
Sherif Foda	-
Melissa Cougle	433,000
Dhiraj Dudeja	433,000
Hani Almaimani	216,500
Tolga Demir	259,800

(1)	Calculated based on the closing price of NESR common stock of $8.66 on December 31, 2018 and the number of outstanding, unvested RSUs held at that date.

Director Compensation

Our Director compensation philosophy is to appropriately compensate our non-employee Directors for their services as a Director of a complex multi-national company. The compensation structure should align the interests of Directors and shareholders. Directors who are also employees of NESR do not receive compensation for serving on the Board. We believe that our Director fee structure is customary and reasonable and consistent with that of our peers and similarly situated companies in the industry in which we operate.

Director Fees

Beginning in the third quarter of 2018, all non-employee Directors received an annual retainer of $50,000, paid in quarterly installments, and pro-rated for the partial year of service. In addition, the chairs of the Compensation and Nomination Committee receive an additional $15,000 annual retainer and the chair of the Audit Committee receives an annual retainer of $20,000, paid in quarterly installments, and pro-rated for the partial year of service. All earned Director fees for 2018 were paid in 2019.

Non-employee Directors are permitted to waive Director’s fees.

Director Equity Awards

All non-employee Directors received an annual equity award with a value of approximately $100,000, consisting of restricted shares that vest over one year. The actual number of restricted shares issued is calculated by dividing the closing price of our common stock on the NASDAQ exchange on the date of grant. Based on the closing price of $9.95 per share, the eligible Directors received 10,050 restricted shares. All shares are awarded under the LTIP and follow all the terms and conditions of the LTIP.

Non-employee Directors are permitted to waive Director’s equity awards.

Director Pay Review

Our Compensation Committee annually reviews and periodically recommends updates to our non-employee Director compensation program. Recommendations factor in our director compensation philosophy, changes in market practice and the scope and responsibilities of the Directors’ service.

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Director Compensation

The following table provides information on the compensation earned, paid or awarded to our current non-employee Directors for the second, third and fourth quarters of 2018.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Antonio Campo Mejia	32,500	100,000	132,500
Nadhmi Al-Nasr	25,000	100,000	125,000
Salem Al Noaimi(1)	35,000	-	35,000
Hala Zeibak(2)	-	-	-
Andrew Waite	25,000	100,000	125,000
Thomas Wood	32,500	100,000	132,500
Adnan Ghabris(3)	-	-	-
Sherif Foda(3)	-	-	-

(1)	Mr. Al Noaimi directed the Company to pay the cash compensation to Waha Capital PJSC.
(2)	Ms. Zeibak waived her 2018 compensation.
(3)	Members of our Board of Directors who are also our employees or employees of our subsidiaries (Messrs. Foda and Ghabris) or non-independent directors do not receive any compensation including any cash or stock grants for their service on our Board of Directors.

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SHARE OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The table below shows the number and percentage of our outstanding ordinary shares beneficially owned by each of our directors and executive officers and all of our directors and executive officers as a group as of November 4, 2019.

	Beneficial Interest in Ordinary Shares
Officer and/or Director	Number of shares (e)	Percentage (a)
Sherif Foda (b)	2,940,425	3.37%
Christopher Boone	-	-
Dhiraj Dudeja	229,576	*
Antonio J. Campo Mejia	691,194	*
Nadhmi Al-Nasr	10,050	*
Amr Al Menhali	-	-
Yousef Al Nowais(c)	5,358,396	6.15%
Hala Zeibak	-	-
Andrew Waite	10,050	*
Thomas Wood(b) (d)	970,126	1.11%
All officers and directors as a group	10,209,817	11.72%

* less than 1%

(a)	Based on issued and outstanding shares of 87,147,089 as of November 4, 2019.
(b)	As of December 31, 2018, NESR Holdings, Ltd., our Sponsor, owned 5,430,425 shares in the Company. Sherif Foda and Thomas Wood were shareholders and directors of NESR Holdings Ltd. and shared voting and dispositive control over the securities and thus shared beneficial ownership of such securities. During 2019, 2,760,000 of these shares were distributed to various individuals including employees, family of the Sponsors and other parties which contributed to the success of the SPAC process under the same conditions applicable to NESR Holdings, Ltd., including 250,000 and 885,000 shares to Mr. Foda and Mr. Wood, respectively. As of November 4, 2019, Mr. Foda has exclusive voting and dispositive power over the remaining NESR ordinary shares held by NESR Holdings, Ltd. and thus beneficially owns the remaining 2,670,425 shares. In addition to his beneficial ownership in NESR Holdings, Ltd., Mr. Foda also owns an additional 270,000 shares, inclusive of open market purchases of 20,000 shares.
(c)	Includes 5,385,396 shares held by Al Nowais Investments LLC over which Mr. Al Nowais shares dispositive power.
(d)	Mr. Wood purchased 75,076 shares on the open market in addition to those acquired in 2019 from NESR Holdings, Ltd.
(e)	Between the record date, November 4, 2019, and November 20, 2019, members of our Board of Directors vested in 40,200 of our ordinary shares, received from grants of share-based compensation. These are reflected in the total presented for Mr. Campo Mejia, Mr. Al-Nasr, Mr. Waite, and Mr. Wood, respectively.

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MAJOR SHAREHOLDERS

The following table sets forth information as of November 4, 2019 for each shareholder whom we know to beneficially own more than five percent of our outstanding ordinary shares:

	Ordinary Shares Held
Shareholders	Number of shares (in thousands)	Percentage of Ordinary Shares Outstanding(a)
Mubadarah Investment LLC(b)	17,189	19.72%
Olayan Saudi Holding Company	17,025	19.54%
NESR SPV Ltd.	10,188	11.69%
SV3 Holdings PTE Ltd.(c)	6,825	7.83%
Al-Nowais Investments LLC	5,358	6.15%

(a)	Based on issued and outstanding shares of 87,147,089 as of November 4, 2019.
(b)	Includes NESR ordinary shares owned by Mubadarah Investments LLC, Hilal Al Busaidy and Yasser Al Barami.
(c)	SCF Partners and its affiliate SCF GP are the beneficial owners of a total of 6,006,820 ordinary shares and are affiliates of SV3 Holdings Pte Ltd. SV3 Holdings Pte Ltd is owned by two private equity funds: SCF-VIII AIV, L.P. and Viburnum Funds Pty Ltd. SCF-VIII AIV, L.P. has a 66 2/3% ownership interest in SV3 and Viburnum Funds Pty Ltd. has a 33 1/3% ownership interest in SV3. SCF Partners is the sole shareholder of LESA Cayman. LESA Cayman is the indirect beneficial owner of shares held by SCF-VIII AIV, L.P. through its general partner SCF -VIII Offshore G.P. Also, SCF-VIII, L.P. (of which SCF GP is the indirect beneficial owner) is the direct beneficial owner of 1,456,820 Ordinary Shares, which constitutes 1.7% of the outstanding Ordinary Shares.

Our major shareholders have no different voting rights from those of the rest of our shareholders.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Mubadarah Investment LLC (“Mubadarah”)

Gulf Energy S.A.O.C. (“GES”) leases office space in a building it owns to Mubadarah along with other Mubadarah group entities. GES charges rental income to these group entities for the occupation of the office space, based on usage. Rental income charged by GES to Mubadarah group entities amounted to $0.1 million in the Successor Period. The outstanding balance of payables to Mubadarah was $0.05 million at December 31, 2018. Mubadarah is owned by Hilal Al Busaidy and Yasser Al Barami, and, collectively with Mubadarah, own 21.6% of the Company.

Heavy Equipment Manufacturing & Trading LLC (“HEMT”)

HEMT is 99% owned by Tasneea Oil & Gas Technology LLC (“Tasneea”), which is 80% owned by Mubadarah and 20% owned by GES, and 1% owned by Hilal Al Busaidy. HEMT is engaged by various subsidiaries of GES for services such as fabrication, manufacturing and maintenance of tools and equipment. HEMT has charged GES amounts of $0.5 million for the Successor Period ended December 31, 2018 in relation to these services. Subsequent to year-end, the Company exchanged its 20% ownership interest in Tasneea for a 51% ownership interest in Sledgehammer Gulf LLC, a manufacturing related joint venture with Sledgehammer India, a third party entity. The exchange was completed without cash consideration and resulted in GES extinguishing any further interest the Tasneaa entity.

Esnaad Solutions LLC (“Esnaad”)

Esnaad is 99% owned by Mubadarah and is a supply chain company involved in the sourcing and procurement of products for the oil and gas industry. Charges totaling $1.1 million were recorded in the Successor Period against the purchase of chemicals, drilling fluids, materials and supplies. The Company has not ordered any products from Esnaad since the beginning of the 2018 Successor Period.

Prime Business Solutions LLC (“PBS”)

PBS is 100% owned by Mubadarah Business Solutions LLC and is involved in the development and maintenance of Enterprise Resource Planning (“ERP”) systems.

PBS has developed and implemented the GEARS (ERP) system for GES and is currently engaged to maintain it. GES has paid maintenance fees to PBS of $0.0 million in 2018.

Business Combination

Hilal Al Busaidy and Yasser Al Barami are both founding shareholders of GES. Certain shares owned by them were converted into NESR ordinary shares as part of the Business Combination.

The Company has a comprehensive conflict of interest policy as part of its Code of Conduct.

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PROPOSAL NO. 2
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected KPMG, an independent registered public accounting firm, to audit the Company’s financial statements and the effectiveness of internal control over financial reporting for 2019. While the Audit Committee is responsible for appointing, compensating and overseeing the independent auditor’s work, we are requesting, as a matter of good corporate governance, that our shareholders ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2019. KPMG served as the Company’s independent registered public accounting firm during 2018. We believe the appointment of KPMG as our independent registered public accounting firm for 2019 is in the best interests of the Company and our shareholders.

Representatives of KPMG will be available telephonically at the annual general meeting to make a statement, if they desire to do so, and to respond to appropriate questions from shareholders in attendance.

If our shareholders do not ratify this appointment, the Audit Committee will reconsider whether to retain KPMG and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at any time during the year if it determines that such change would be in the best interests of the Company and our shareholders.

The Board recommends a vote FOR ratification of KPMG as independent registered public accounting firm for the fiscal year ended December 31, 2019.

Fees Paid to Auditor

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, an independent registered accounting firm and our principal external auditors, for the periods indicated.

	Successor	Predecessor
	Period from June 7 to December 31,2018	Period from January 1, 2018 to June 6, 2018	Year Ended December 31, 2017
(In thousands)
Audit fees(a)	$722	$1,064	$247
Audit-related fees(b)	-	-	-
Tax fees(c)	308	55	122
All other fees(d)	-	-	-
Total	$1,030	$1,119	$369

(a)	Audit fees represent professional services rendered for the audit of our annual consolidated financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)	Audit-related fees consist of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our consolidated financial statements, which have not been reported under audit fees above.
(c)	Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)	All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee’s primary responsibilities are to assist the Board of Directors’ oversight of our accounting practices; the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, selection, independence and performance of our independent auditors; and the internal audit function. The Audit Committee has adopted in its charter a policy regarding the pre-approval of audit and permissible non-audit services provided by the Company’s independent auditors.

Under the policy, the Audit Committee pre-approves all audit services to be provided to the Company, whether provided by the principal auditors or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditors; provided, however, that de minims non-audit services may instead be approved in accordance with applicable rules and regulations. All services provided by the principal external auditors for the years ended December 31, 2018, 2017 and 2016 were approved by the Audit Committee pursuant to the pre-approval policy.

Dismissal of Prior Auditor

On August 6, 2018, the Audit Committee approved the dismissal of Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm. On August 6, 2018 (the “Dismissal Date”), the Company notified Marcum of its dismissal effective immediately. Marcum served as the Company’s independent registered public accounting firm for the period from January 23, 2017 (inception) through December 31, 2017 and for the subsequent interim period through the Dismissal Date. Marcum’s report on the Company’s consolidated financial statements as of December 31, 2017 and for the period from January 23, 2017 (inception) through December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that it contained an emphasis paragraph with respect to the uncertainty about the Company’s ability to continue as a going concern. During the period from January 23, 2017 (inception) through December 31, 2017 and in the subsequent interim period through the Dismissal Date, there were (i) no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreement in its reports on the consolidated financial statements for such periods and (ii) no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

In addition, on August 6, 2018, the Audit Committee approved the engagement of KPMG as the Company’s independent registered public accounting firm. KPMG was formally engaged on August 6, 2018. KPMG previously served as the independent registered public accounting firm for NPS, the accounting predecessor of the Company.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE SUMMARY

We believe that our sustainability and business success is closely tied to the health of the economies, environments and communities in which we live and work. This belief drives our commitment to implementing Environmental, Social and Governance (“ESG”) goals and practices throughout the Company in order to reduce our environmental footprint, deepen our social impact and strengthen our corporate governance.

People

We are committed to developing and recruiting top local talents to meet our local commitments and participate in the economic development of the countries we operate in. We believe that providing an inspiring work environment and career development programs enables us to attract and retain employees who will be successful in helping us provide excellent service to our clients and ultimately contribute to the success of our business.

Diversity and Inclusion

We draw strength from the diversity of our employees and our inclusive culture. We employ more than 4,000 people representing more than 40 nationalities and working in 15 countries throughout the Middle East, Asia and Africa. At our inception, NESR’s Board of Directors was 25% female and sourced its Board members from 4 different continents. Our Board today continues to be diverse by both nationality and experience. The gender, cultural, ethnic, and religious diversity of our workforce enriches and strengthens our culture and workplace and fosters innovation, creativity, tolerance and inclusiveness. We believe that this provides an environment where our employees can reach their full potential and bring their best to work every day. Our inclusive culture also creates a common NESR identity that unites our people in the pursuit of a common goal: providing best in class service to our clients.

Ensuring gender diversity is key to us, especially because we operate in countries where women’s entry to the workplace in large numbers is a recent phenomenon. Our code of conduct includes anti-harassment and non-discrimination policies to ensure that our workplace is safe and our work environment is empowering. NESR is an equal opportunity employer where men and women are equally valuable. Today, female leaders excel at NESR, holding many key leadership roles. Our Corporate Financial Controller, ESG Director, and Head of Legal are examples of the strength and ability women bring to our workforce. NESR is an equal opportunity employer where men and women are equally valuable.

Environment

We are committed to:

●	Setting and monitoring environmental objectives and targets as part of business performance;
●	Continuously improving environmental performance;
●	Driving responsible environmental behaviors and rewarding outstanding environmental performance and initiatives;
●	Reducing the likelihood of undesirable environmental incidents in our operations;
●	Effectively communicating our environmental policies, standards, programs and performance;
●	Meeting international, national and customer environmental standards and requirements;
●	Protecting the environment through spill prevention, reduction of natural resources consumption and emissions, and the reduction and recycling of waste; and
●	Ensuring environmental best practices are considered while designing, engineering and deploying our products and services.

We recognize that stewardship of the environment is necessary to ensure the sustainability of our business. In order to understand our baseline, set progressive targets and improve our environmental performance, we started tracking consumption of natural resources, air emissions and waste. Our end goal is to reduce the environmental footprint of our operations and the impact our operations have on the environments and communities in which we operate.

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Our license to operate depends on our ability to adapt our practices and conform with global social and environmental trends. We believe that conventional methods are not sustainable and that is why we are constantly improving and innovating our operations and business practices.

Moreover, to ensure environmental compliance, we keep up with the latest regulatory developments relating to environmental protection and have voluntarily committed to publicly reporting our environmental performance. As we embark on understanding and reducing our environmental footprint, we are also astutely aware of the risks presented by climate change, evolving environmental regulations, and depleting natural resources. We continue to monitor opportunities that can add value to our business and improve our environmental performance.

Water Usage

In Oman we changed our cementing slurries recipes to adapt to an environment where water is rare. We have reduced our fresh water consumption through the smart use of recycled water. We are also implementing dry blending solutions to minimize dead volume pumped and therefor water usage.

Air Emissions

Over the last year, we have been moving away from using diesel powered light towers in our rigless sites in Saudi Arabia. Instead, we have started using solar powered light towers. This helped us reduce our CO2 emissions, noise pollution, fuel consumption and improve the overall work conditions for our employees.

Flaring

In 2019, we provided solutions to one of our key customers in the Middle East to reduce hydrocarbon flaring and CO2 emissions. By using Reinforced Thermoplastic Pipe (RTP) technology, we enabled the safe transportation of several tons of hydrocarbons, which prevented their release into the air.

Health and Safety

We have a zero-tolerance approach to noncompliance with Health, Safety, and Environment (“HSE”) policies. This is closely linked to our commitment to the communities we work in, and a major contributor to our sustainability. Our commitment to safety spills over to our contractors and society at large; not only do we want our operations to be safe, we want to influence others to follow safety procedures in their own operations. Ultimately, we want to play a key role in promoting a safety culture in our industry and beyond.

In 2018, we audited our safety practices and identified areas for development. These improvements were implemented in collaboration with our customers and cooperation of our employees, leading to a significant reduction in our lost time injury frequency rate.

Anti-Corruption, Bribery and Ethical and Fair Business Practices

We are committed to conduct our business in an honest and ethical manner. We have a zero-tolerance approach to bribery and corruption and are committed to acting professionally, fairly and with integrity in all our dealings wherever we operate. We are also committed to implementing and enforcing effective systems to counter bribery and regulate gifts, entertainment, donations and conflict of interests. As such, we have adopted the NESR Anti-Corruption Policy that among other things:

●	prohibits gifts or hospitality with the intention of persuading anyone to act improperly or to influence a public official in the performance of his/her duties;
●	prohibits providing and accepting facilitation payments or “kickbacks” of any kind; and
●	prohibits making contributions of any kind to political parties and charitable donations for the purpose of gaining commercial advantage.

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Employment Practices

We follow international best practices and the employment laws of the countries in which we operate. We do not discriminate based on race, color, gender, age, sexual orientation, ethnicity, disability, religion, union membership or marital status in hiring and employment practices such as promotions, rewards, and access to training. We are committed to conducting business in a manner that preserves and respects human dignity. It is our policy to provide equal employment opportunities in conformance with all applicable laws and regulations to all individuals who are qualified to perform the job requirements.

In-Country Value

We pride ourselves on being the national champion of the Middle East North Africa (“MENA”) region and the first and only company from MENA to list on NASDAQ. As a viable national alternative and a leading oilfield services provider in the region, we are steadfast in its commitment to contributing to the health of the economies in which we operate. For instance, we are an active participant in the In Kingdom Total Value Add program designed by Saudi Aramco to maximize the long-term growth and diversification of the economy of the Kingdom of Saudi Arabia. Our commitment is founded in the belief that creating shared social and economic value through this program will enhance our long-term sustainability and growth in the Kingdom.

Corporate Social Responsibility

We are committed to delivering social, environmental and economic value to the communities in which we live and work. Our commitment to these ideals drives our social impact programs and corporate volunteering initiatives. All our corporate social responsibility initiatives ensure that we maximize our social return on investments and create shared value. We create shared value by simultaneously maximizing benefits to society and advancing our core business strategies in different markets.

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14655_National Energy Services Proxy Card REV2 Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

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NATIONAL ENERGY SERVICES REUNITED CORP.

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PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

1. Election of Directors	FOR	AGAINST	ABSTAIN
(1) Sherif Foda	☐	☐	☐
(2) Yousef Al Nowais	☐	☐	☐
(3) Thomas Wood	☐	☐	☐

	FOR	AGAINST	ABSTAIN
2. Ratification of independent registered public accounting firm.	☐	☐	☐

(Instruction: To withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list above)

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2019**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

14655_National Energy Services Proxy Card REV2 Back

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

The 2019 Proxy Statement to Shareholders is available at: https://www.cstproxy.com/nesr/2019

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PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NATIONAL ENERGY SERVICES REUNITED CORP.

The undersigned appoints Christopher L. Boone and Dhiraj Dudeja, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of National Energy Services Reunited Corp. held of record by the undersigned at the close of business on November 4, 2019 at the Annual General Meeting of Stockholders of National Energy Services Reunited Corp. to be held on December 12, 2019 or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ELECTING THE THREE NOMINEES TO THE BOARD OF DIRECTORS, AND IN FAVOR OF PROPOSAL 2. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)